SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sagaliam Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

78661R2051

(CUSIP Number)

December 23, 2021

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 There is currently no CUSIP number for the Issuer’s Class A common stock, par value $0.0001 per share. The CUSIP number provided throughout this filing is for the Issuer’s Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one Right.

CUSIP No. 78661R205
1.	Names of Reporting Persons D. E. Shaw Valence Portfolios, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,010,000
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,010,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%[2]
12.	Type of Reporting Person (See Instructions) OO

2 The holdings figures reported throughout this Schedule 13G consist of: (i) 990,000 shares of Class A common stock held in the form of Units and (ii) 20,000 shares of Class A common stock issuable upon conversion of Class B founder shares.

This percentage figure is based upon 12,035,000 shares of Class A common stock outstanding, consisting of (i) 12,015,000 shares of Class A common stock outstanding on December 23, 2021, as disclosed in Exhibit 99.1 of the Issuer’s Form 8-K filed with the SEC on December 30, 2021, and (ii) 20,000 shares of Class A common stock issuable upon conversion of Class B founder shares beneficially owned by the persons making this filing.

CUSIP No. 78661R205
1.	Names of Reporting Persons D. E. Shaw & Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,010,000
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,010,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%[2]
12.	Type of Reporting Person (See Instructions) OO

2 The holdings figures reported throughout this Schedule 13G consist of: (i) 990,000 shares of Class A common stock held in the form of Units and (ii) 20,000 shares of Class A common stock issuable upon conversion of Class B founder shares.

This percentage figure is based upon 12,035,000 shares of Class A common stock outstanding, consisting of (i) 12,015,000 shares of Class A common stock outstanding on December 23, 2021, as disclosed in Exhibit 99.1 of the Issuer’s Form 8-K filed with the SEC on December 30, 2021, and (ii) 20,000 shares of Class A common stock issuable upon conversion of Class B founder shares beneficially owned by the persons making this filing.

CUSIP No. 78661R205
1.	Names of Reporting Persons D. E. Shaw & Co., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,010,000
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,010,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%[2]
12.	Type of Reporting Person (See Instructions) IA, PN

2 The holdings figures reported throughout this Schedule 13G consist of: (i) 990,000 shares of Class A common stock held in the form of Units and (ii) 20,000 shares of Class A common stock issuable upon conversion of Class B founder shares.

This percentage figure is based upon 12,035,000 shares of Class A common stock outstanding, consisting of (i) 12,015,000 shares of Class A common stock outstanding on December 23, 2021, as disclosed in Exhibit 99.1 of the Issuer’s Form 8-K filed with the SEC on December 30, 2021, and (ii) 20,000 shares of Class A common stock issuable upon conversion of Class B founder shares beneficially owned by the persons making this filing.

CUSIP No. 78661R205
1.	Names of Reporting Persons David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,010,000
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,010,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%[2]
12.	Type of Reporting Person (See Instructions) IN

2 The holdings figures reported throughout this Schedule 13G consist of: (i) 990,000 shares of Class A common stock held in the form of Units and (ii) 20,000 shares of Class A common stock issuable upon conversion of Class B founder shares.

This percentage figure is based upon 12,035,000 shares of Class A common stock outstanding, consisting of (i) 12,015,000 shares of Class A common stock outstanding on December 23, 2021, as disclosed in Exhibit 99.1 of the Issuer’s Form 8-K filed with the SEC on December 30, 2021, and (ii) 20,000 shares of Class A common stock issuable upon conversion of Class B founder shares beneficially owned by the persons making this filing.

Item 1.
(a)	Name of Issuer
Sagaliam Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices
1800 Avenue of the Stars, Suite 1475 Los Angeles, CA 90067

Item 2.
(a)	Name of Person Filing
D. E. Shaw Valence Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

  D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

  David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Class A common stock, par value $0.0001 per share

(e)	CUSIP Number
78661R205

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

As of December 23, 2021:

(a)	Amount beneficially owned:

	D. E. Shaw Valence Portfolios, L.L.C.:	1,010,000 shares

	D. E. Shaw & Co., L.L.C.:	1,010,000 shares This is composed of 1,010,000 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.
	D. E. Shaw & Co., L.P.:	1,010,000 shares This is composed of 1,010,000 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.
	David E. Shaw:	1,010,000 shares This is composed of 1,010,000 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

(b)	Percent of class:

D. E. Shaw Valence Portfolios, L.L.C.:	8.4%
D. E. Shaw & Co., L.L.C.:	8.4%
D. E. Shaw & Co., L.P.:	8.4%
David E. Shaw:	8.4%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:

D. E. Shaw Valence Portfolios, L.L.C.:	1,010,000 shares
D. E. Shaw & Co., L.L.C.:	1,010,000 shares
D. E. Shaw & Co., L.P.:	1,010,000 shares
David E. Shaw:	1,010,000 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw Valence Portfolios, L.L.C.:	1,010,000 shares
D. E. Shaw & Co., L.L.C.:	1,010,000 shares
D. E. Shaw & Co., L.P.:	1,010,000 shares
David E. Shaw:	1,010,000 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,010,000 shares as described above constituting 8.4% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 1,010,000 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below, each of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: January 3, 2022

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw